
September 25, 2012

Via e-mail:
Mr. Boris Podolsky
Chief Financial Officer
CTC Media, Inc.
31A Leningradsky Prospekt
125284 Moscow, Russia

      Re: **CTC Media, Inc.**
              Form 10-K for the fiscal year ended December 31, 2011
              Filed February 28, 2012
              Form 10-Q for the quarterly period ended June 30, 2012
              Filed August 7, 2012
              File No. 000-52003

Dear Mr. Podolsky:

      We have reviewed your response letter dated August 30, 2012 and your filings and have the following comments. As noted in our letter dated August 16, 2012, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide us with the requested information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the quarterly period ended June 30, 2012

Critical Accounting Policies, Estimates and Assumptions, page 34

Assets with indefinite useful lives, page 34

1. We note your response to our prior comment 2 from our letter dated August 16, 2012. In your response you state that, "During the period from September 2009 to June 30, 2012, there were no significant developments in the government's digitization initiative that constituted a triggering event requiring us to change the indefinite lives of our broadcasting licenses." However, on page 59 of your Form 10-Q for the period ended

June 30, 2012 you state, "In Russia, the government's plan calls for digital broadcasting to be introduced in stages, with several packages of digital signals, or "multiplexes", to be launched over time. Viewers will initially receive access to a first multiplex comprising eight channels, and will then receive access to a second multiplex comprising an additional 10 channels, with further multiplexes to be introduced at a later time. The government has announced the channels that will be included in the first multiplex, determined milestones for the transition to this multiplex, and indicated that the infrastructure for this first multiplex will be funded by the government. The first multiplex will be made available to 100% of the Russian population and will include the principal state-owned channels and several other national networks (Channel One, Rossiya 1, Rossiya 2, Rossiya 24, Rossiya K, Channel 5, NTV and Karousel). In July 2012, government authorities revised the deadlines for the particular milestones in the roll-out of the first multiplex. The second multiplex will be made available to 97% of the Russian population and will comprise 10 channels; the remaining multiplexes will cover only cities with populations of more than 100,000 people."

Also, on page 60 of your Form 10-Q for the period ended June 30, 2012, you state, ". In late 2011, the government introduced the concept of "universal" licenses that permit broadcasting throughout the entire Russian Federation through free-to-air, cable and satellite, in either digital or analog format. These licenses are available to broadcasters (provided that all necessary criteria are met) in parallel to existing analog licenses. In preparation for the anticipated transition to digital broadcasting, we have obtained universal licenses for our CTC and Domashny channels and we have also applied for a universal license for the Peretz channel."

In addition, on page 23 of your Form 10-Q for the period ended June 30, 2012 you state, "We believe that the introduction of digitalization will not adversely affect our existing analog broadcasting in the medium term as our channels will continue to broadcast in the analog format under existing analog licenses until the full transition to digital format is completed." Although you believe digitalization will not affect your existing analog broadcasting in the medium term, it appears that you are aware that it will impact your analog broadcasting in the long term.

Based on the additional actions taken by government, additional actions taken by you to purchase new "universal" licenses, your own strategy to implement the digital format and your awareness that digitalization will effect analog broadcasting in the long term, it is unclear to us how you can continue to justify an indefinite life for your analog broadcast license. Please advise or revise accordingly.

Please provide us an update on the current status of government action(s) taken with regard to digitalization. Tell us if any current action(s) taken by the government or new developments have caused you to reconsider your conclusion on the useful lives of your broadcasting licenses.

Please file all correspondence over EDGAR. You may contact Inessa Kessman, Senior Staff Accountant, at (202) 551-3371 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director